"This press release is not for dissemination in the USA and shall not be disseminated to USA news services"

31 JANUARY 2011

December 2010 Quarterly Activities Report

Allied Gold Limited today reports its quarterly activities for the three months to 31 December 2010. A presentation reviewing the quarter is attached (**http://media3.marketwire.com/docs/alg-pres.pdf**). The company's audited half year results and related management discussion and analysis (MD&A) will be released in mid-February.

Comment by Executive Chairman Mark Caruso: "Simberi in Papua New Guinea continues to deliver consistent performance evidenced by strong production in all areas and the appropriate reduction in cash costs. Construction activities will accelerate significantly in January on an expansion to 100,000ozpa and I am sure it will not be Simberi's last. At Gold Ridge in the Solomon Islands we approach commissioning in the coming weeks that will see Allied lift its group production to 200,000 ozpa and deliver robust additional cash flow allowing us to take advantage of our expansion and exploration opportunities in PNG and Solomon Islands."

- **Simberi (PNG)** - Simberi produced 18,921 ounces for the quarter at a total cash cost including royalties of US$652/oz. Mill throughput is running at a consistent 2.4 Mtpa and recoveries were at 88.5% for the quarter and 89.9% for the December half. During 2011 the Simberi plant will be expanded towards 3.5 Mtpa as part of an approved $32million budget to lift output to 100kozpa. Allied continues to review the options for a further incremental expansion to process 5 Mtpa of oxide ore. A bankable feasibility study (BFS) on a 2.5 Mtpa roaster circuit to process Simberi's sulphide ores is due at the end of 2011.

- **Gold Ridge (Solomon Islands)** - The A$150m 120,000ozpa fully-funded redevelopment is on time and on budget. Committed and incurred expenditure on the project is at 85% and the remaining $20 million budget incorporates a number of operational and commissioning costs. Mining commenced in November 2010 and as at mid- January approximately 130,000 tonnes of ore was on the ROM pad. Plant commissioning is imminent and first gold is due in the March quarter.

- **Exploration** - At Gold Ridge exploration in the quarter focused on grade control and will move towards pit extensions and new opportunities in the March and June quarters. At Simberi, encouraging sulphide intercepts were returned from the Botlu pit. On Tatau, drilling at Mt Letam/Talik did not return significant intercepts and core drilling has moved to other targets at Mt Tiro, Pepewo, and Seraro before returning to Mt Letam/Talik.

- **Corporate** - During the quarter Allied achieved a realised gold price of US$1,370/oz. As at 31 December 2010 cash at bank was A$36.4 million.

For more details, please contact:

Simon Jemison	Investor Relations & Media	+ 61 418 853 922
Rebecca Greco	Investor Relations, North America	+1 416 839 8610
David Simonson	c/. Merlin PR	+44 20 7726 8400

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

SIMBERI, PNG - PRODUCTION METRICS

		YEAR 2009-10	SEP Q 2010	DEC Q 2010	6 Months 2010-11
Waste	T	634,296	535,193	528,031	1,063,224
Ore	T	1,981,500	594,497	655,288	1,249,785
Total mined	T	2,615,796	1,129,690	1,183,319	2,313,009
ore processed	T	1,949,650	570,473	583,031	1,153,504
Grade	g/t	1.18	1.09	1.14	1.11
Recovery	%	87.9	91.3	88.5	89.9
Gold Produced	Oz	64,327	18,206	18,921	37,127
Gold Sold	Oz	63,980	16,935	16,621	33,556
Ave Gold Price	AUD	$1136	$1363	$1382	$1372
Ave Gold Price	**USD**	**$999**	**$1223**	**$1370**	**$1296**
Mining Cost	$A/oz	179	161	198	180
Processing Cost	$A/oz	380	342	369	356
Site Services Cost	$A/oz	232	191	202	197
AUD Cost	$A/oz	791	694	769	732
USD Cost	**$US/oz**	**701**	**629**	**763**	**693**
Royalty	$A/oz	25	29	27	28
Inventory Adjust	$A/oz	7	+6	-139	-68
Total Cost AUD	$A/oz	823	729	657	692
Total Costs USD	**$US/oz**	**729**	**660**	**652**	**655**





AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

SIMBERI, PNG

Mill Throughput - Annualised mill throughput for the quarter was 2.4 Mtpa (compared to previous 2.0 Mtpa nameplate) and the process recovery remains consistent at 89-91%. Most of the plant debottlenecking activities undertaken during 2010 were in evidence in the December quarter.

Inventory Adjustment – The December quarter saw the company recognise and account for 100,000 tonnes of scats (pebble reject material) that has been stockpiled but will be accessed in the future. There was also an increase in gold in circuit of approximately 1600 ounces, but this will be reduced in coming months due to plant modifications.

Oxide Plant Expansion - Work progressed on the 3.5Mtpa Simberi oxide plant expansion with the award of leach tank and new diesel tank construction and delivery of materials and equipment delivered to site, including civils materials, plate and structural steel, and SAG mill and components. Civil works for the construction of two new leach tanks and lime slaker will commence in the March quarter. Installation of a new SAG mill, which has been delivered to site, will commence in the September quarter.

Plant Refurbishment - The de-bottlenecking and optimization initiatives the Company commenced in 2010 have all but been completed. The final upgrade of the Leach & CIL Tank motors, gearboxes & agitators is ongoing and will be completed in the March quarter.

Sulphide Study - The scope of work and $8m budget for advancing the Simberi sulphide development to Bankable Feasibility Study (BFS) has been agreed. The aim is to deliver the BFS by the end of 2011 with the critical work to be completed incorporating (i) further sulphide resource and reserve definition and metallurgical drilling and (ii) roaster pilot plant test work. The BFS will be optimised in 2012 in parallel with obtaining government permits to build and operate a sulphide process plant and mine. The BFS will deliver an economic study on a 2.5Mtpa flotation and roaster circuit, integrated with the current expanded oxide and mining processing expansion project.

Extensional and definition drilling for sulphide resources continued. Assays received to date indicated disbursed sulphide mineralisation at Sorowar controlled structure and possibly lithology, while at Botlu interesting intercepts have been recorded including 27m @ 5.26g/t from 40m in hole SDH142. (Refer to exploration summary for further detail)

GOLD RIDGE, SOLOMON ISLANDS

The A$150 million redevelopment of the fully-funded 120,000ozpa Gold Ridge gold mine located in the Solomon Islands advanced significantly in the December quarter, with commissioning expected to commence in February 2011.

Budget - Work is on time and on budget with approximately 85% of the project budget committed and incurred. The remaining A$20 million to be spent primarily involves commissioning and operations start up costs and community/village construction activities in coming months.

Construction - The redevelopment of the process plant comprises refurbishment and expansion of the plant from 2.0Mtpa to 2.5Mtpa throughput. Work by the project's EPC contractor includes:

- Installation of crushing and grinding; crusher and SAG mill refurbishment due in January 2011.
- Classification and leaching; existing agitator gearboxes and motors renewed/refurbished
- Installation of three additional leach tanks is complete, cyclone tower and new cyclones installed.
- Gold recovery; new equipment including a new leach reactor.
- Tailings disposal thickener has been completed as well as the tailings detoxification tank. The tailings dam has been dewatered and tailings and return water lines, and pump and choke stations have been completed.
- Power has been installed by Aggreko ready to provide power in January 2011.
- Raw process water will be available in January with installation of new river pumps and re-establishment of the intake weir.

Allied's owners scope of work includes earthworks, mine pre-operations mine development, infrastructure rebuilding including buildings and offices, accommodation village, purchase of mining fleet and construction equipment, first fill and spares, and employment of mine operations personnel and operations training.

All construction associated earthworks have been completed. Pre-mine operations have progressed well including warehousing, spares, first fills and reagents, site administration, mine and plant operations personnel in place.

During the quarter, resettlement of 241 people from the Valehaichichi pit was undertaken and further houses will be built in 2011 as part of the approved relocation plans.

Mining - Gold Ridge took delivery during the quarter of a larger mining fleet of seven ridged frame 60 tonne haul trucks, two 85tonne hydraulic excavators, and a mobile crushing and screening plant. The mine haul roads to the Valehaichichi and Namachamata pits have been established and mining at Valehaichichi has commenced with approximately 130,000 tonnes of ore delivered to the ROM stockpile. Drilling and blasting for mining commenced in December with 6 blasts successfully completed quarter end.

The project is on budget and on track with commissioning expected during February and March and first gold due to be poured in the March quarter.

CORPORATE

Cash - Cash at bank as at 31 December was A$36.4 million. A US$35 million 5 year loan from the IFC was drawn down in September 2010. Principal repayments for this loan will commence in November 2011.

Hedging - The company is hedge-free following the unwinding of its hedge position in early 2010 and achieved an average gold price of US$1370/oz in the December quarter on sales of 16,621 ounces. In the interim results due in mid-February the company will adjust the achieved average gold price downward by US$2.1 million to amortise the loss that was realized on termination of the hedge book.

Lead Director - Mr Sean Harvey was appointed a Director in March 2010, and in-line with TSX and AIM governance principles was appointed in mid-December as the Lead Independent Non-Executive Director. The Board of Allied has resolved to put to shareholders the issue of 1,500,000 unlisted options to Mr Harvey at an exercise price of 50c expiring on 31 December 2011 with 1,000,000 vesting immediately and 500,000 vesting upon the share price trading at or above 70c for 5 consecutive days. The motion will be put to shareholders at the Company's next general meeting of members.

-

Share and options on issue - As at 31 December 2010, the Company had 1,042,206,569 shares on issue. This represents an increase of 2,074,427 in shares during the quarter with the increase being a result of the exercise of options. The following table summarises changes in options on issue during the December 2010 quarter:

Exercise Price	Maturity	Options outstanding at July 1 2010	Options issued	Options expired or cancelled	Options exercised	Options outstanding 31 December 2010
$0.80 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1.25 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1.50 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$2 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$0.35 options(i)	31/10/2011	30,012,500	-	(2,362,500)	(375,000)	27,275,000
$0.31 Options	31/12/2010	1,699,427	-	-	(1,699,427)	-
$0.35 Options(ii)	31/12/2011	1,500,000	-	-	-	1,500,000
$0.50 options	31/12/2013	38,675,000	-	(7,500,000)	-	31,175,000
		76,886,927	-	**(14,862,500)**	**(2,074,427)**	**59,950,000**

Notes:

(i) Of the 27,275,000 options expiring 31 October 2011, 8,325,000 vest upon the share price trading at or above 70c for 5 consecutive days

(ii) Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price trading at or above 70c for 5 consecutive days.

The weighted average exercise price of all options outstanding at the end of the period was $A0.44.

The weighted average time to expiry of all options outstanding at the end of the period was 2.15 years.
Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights

The above table does not include the options for Mr Harvey referred to above as the issue of those of those options is subject to shareholder approval.

EXPLORATION - COMMENTARY

Simberi - Highlights included testing extensions of gold mineralisation into Sulphide below Sorowar pit, development of a new 3D model of sulphide resources at Botlu.

On Simberi, 29 core holes (3,952m) and 27 RC holes (1651m) were completed during the quarter. Assays were received for 6,592 samples (including QC) with further 516 samples awaiting analysis.

At Pigibo, RC hole RC1833 (32m @ 2.68g/t Au from 21m in OX, TR) confirmed the down dip continuity of a similar intercept in RC1819 reported in the Sep '10 Qtr. Another 11m @ 1.33g/t Au from surface in an adjacent hole (RC1834) indicates the mineralization strikes SW towards Boltu. Access was prepared for follow-up RC drilling.

At Botlu, two notable down hole intercepts of 27m @ 5.26g/t Au from 40m in SU, including 2m @ 43.3g/t Au from 64m, (SDH142) and 33m @ 2.15g/t Au from 119m in SU (SDH163) helped confirm the new 3D model of mineralisation in sulphide.

At Sorowar, Phase1 core drilling was completed with 12 holes / 2,152m completed. The drilling targeted mineralisation in the Sulphide zone, below the Sorowar Oxide deposit. Significant intercepts below the planned oxide pit included 20m @ 4.42g/t Au from 111m in OX, SU (SDH149) and 34m @ 1.99g/t Au from 83m in TR, SU (SDH152).

At SE Sorowar, better intercepts included 38m @ 1.15g/t Au from 28m in OX (SDH143) and 9m @ 16.5g/t Au from 128m, incl 1m @ 86.6g/t and 1 m @ 30.1g/t, though a limited impact on resources is expected.

Three holes, including RC1857 with 6m @ 1.57g/t Au from surface, in series of 24 reconnaissance RC holes / 1,471m testing soil anomalies along a track north of the Pigibo deposit, located significant mineralization at surface. Follow-up channel sampling in progress will assist planning to further RC drilling.

Simberi Exploration Outlook - In the March quarter exploration activity will include core drilling targeting sulphides beneath the Sorowar pit and further extensions at Botlu. Core drilling at Pigiput and Botlu will provide bulk samples for metallurgical test work for the sulphide feasibility study. RC drilling will focus on search for gold in oxide resources around Pigibo and Sorowar deposits.

Tatau / Tabar Islands, PNG - On Tatau drilling was focused on the Mt Letam and Talik prospects with 6 core holes for 1,171 metres completed during quarter.

Three holes were completed at each of the Mt Letam and Talik prospects. The holes at Mt Letam tested an IP chargeability anomaly and gold associated with quartz veining found in a previously drilled core hole. Quartz veining and a disseminated sulphide-bearing breccia unit (the likely cause of the geophysical anomaly) were intersected, and both associated with trace amounts of gold. At Talik, two core holes confirmed weak alteration zones in inter-fingered microdiorite intrusive and andesite both associated with minor amounts of disseminated and fracture-hosted pyrite and some veining.

Assays were received for 555 samples (including QC) and a further 302 samples, from Talik holes, are awaiting analysis. No significant gold intercepts reported to date. In the March quarter the focus will be on core drilling at Mt Tiro, Pepewo and Seraro prospects on Tatau Island and line cutting and soil sampling for IP survey at Banesa prospect, Tabar Island.

Gold Ridge, Solomon Islands

In the December quarter 1,490m of RC drilling was undertaken at the Namachamata deposit, with total 3,524 metres drilled since start-up completing the resource definition program.

The RC drilling, now at approximate 20m intervals on 25m spaced lines, is focused on confirmation of gold grades and determination of metallurgical recovery indicators . The main purpose of the drilling is to establish indicators of gold recovery for better mine planning. Sample assays of the new drilling are generally in line with previous results.

Assay results were received for 42 drill holes, with samples for a further 19 holes pending. Better down hole intercepts included 30m @ 4.12g/t Au from surface (GRC0032), 25m @ 6.97g/t Au from surface (GRC0033) and 36m @ 2.77g/t from 3m (GRC0054) occurring within the designed pit.

An Induced Polarization (IP) survey of 2.5 line kilometres was completed and has helped define moderate to steeply dipping anomalies associated with both the Dawsons and Kupers deposits. The targets identified by the IP survey will be followed up with infill surveying in the March quarter.

Drill targets to 150m can be tested with RC holes, the deep targets would require core drilling. A core rig is programmed to commence drilling in the March '11 quarter.

A complete listing of weighted average grades of mineralized intercepts in holes recently drilled at Gold Ridge, defined by a range of sample gold grade cut-offs, is presented in Table 6 below. The method of sampling and calculation of the average grades (the same as used in Table 1 to Table 5 for Simberi down hole intercepts) is appended below Table 6.

Explanatory notes applying to Table 1 to Table 6 that follow.

Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs of 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied.

Drill core was cut with a diamond saw and half-core samples were taken for assaying, generally over one metre intervals. The samples were bagged and delivered to the Company's on-site sample preparation facility in the same secured compound at Simberi. The core samples were then crushed to minus 2 mm and riffle split with half the sample pulverised to 90% passing 75 microns. Approximately 150 g of pulverised sample was bagged for shipment to the selected analytical laboratory. The remaining half core and coarse crushed material and a 200 g reference pulp sample were all archived in an adjacent locked storage area.

RC samples, collected below a cyclone over 1 metre intervals, were split to 1kg (Simberi) or 2kg (Gold Ridge), using a single tier riffle splitter. The 1kg samples were bagged and delivered to the Company's on-site sample preparation facilities at the site where the drilling was done, either Simberi or Gold Ridge, The RC cutting samples were then crushed to minus 2 mm and riffle split with half the sample pulverised to 90% passing 75 microns. Approximately 150 g of pulverised sample was bagged for shipment to the selected analytical laboratory. The remaining cuttings material and, at Simberi, a 200 g reference pulp sample were archived in an adjacent locked storage area.

The pulversised samples were analysed either by an ALS (ALS_TSV) or Genalysis (GEN_TSV) laboratory (both independent of the Company) in Townsville, Australia or, for Simberi samples only, an on-site Company laboratory at Simberi dedicated to exploration samples (EXLAB). The Company's QA/QC procedures include the insertion of approximately 15% commercially produced analytical standards, crushed and pulverized duplicates and blanks in each sample batch.

The gold assay method is either Fire Assay with a 0.01g/t Au detection limit (ALS_TSV and GEN_TSV) or Aqua Regia digest of a 25g charge with a 0.02g/t Au detection limit (EXLAB). Samples, with a reported below detection grade, are assigned a grade of half the detection limit. Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by ALS_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8810

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied.

The information provided in this report/statement/release constitutes Mineral Exploration Results as defined in JORC code, Clause 16. It is inappropriate to use such information for deriving estimates of tonnage and grade without fully taking into account its complete relational context.

Table 1 Botlu - Simberi >0.5 g/t Mineralised Intercepts Reported Dec Qtr 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH142	208306.0	43448.9	214.1	-70 / 180	0.0	161.5		1.19		EXLAB
			loss 0.1m		3.0	34.0	31.0	1.35		SU
				and	9.0	21.0	12.0	1.36		SU
			loss 0.1m	and	25.0	34.0	9.0	1.78		SU
			loss 1.0m		40.0	57.0	17.0	2.39		SU
			loss 1.0m	incl	42.0	57.0	15.0	2.61		SU
			loss 0.8m	incl	42.0	54.0	12.0	2.91		SU
				incl	46.0	47.0	1.0	6.45		SU
			loss 0.4m		40.0	67.0	27.0	5.26		SU
			loss 0.4m	incl	61.0	67.0	6.0	19.4		SU
			loss 0.2m	incl	64.0	66.0	2.0	43.3		SU
Total core loss = 1.8 m										
SDH161	208422.9	43464.3	223.9	-70 / 180	0.0	220.0		0.66		EXLAB
					131.0	186.0	55.0	1.37		SU
				incl	133.0	137.0	4.0	1.36		SU
				and	141.0	146.0	5.0	2.84		SU
				incl	142.0	145.0	3.0	3.89		SU
				and	163.0	186.0	23.0	1.79		SU
				incl	168.0	170.0	2.0	5.42		SU
Total core loss =0.1m										
SDH162	208377.8	43403.4	207.9	-75 / 178	0.0	151.1		0.45		ALS+EXL
					44.0	54.0	10.0	1.58		SU
				incl	45.0	47.0	2.0	3.46		SU
					82.0	115.0	33.0	1.22		SU
				incl	95.0	114.0	19.0	1.47		SU
Total core loss =1.5m										
SDH163	208344.7	43530.8	203.0	-80 / 235	0.0	172.1		1.43		ALS+EXL
					53.0	68.0	15.0	9.15		SU
				incl	53.0	56.0	3.0	10.8		SU
				incl	53.0	54.0	1.0	17.7		SU
				and	64.0	66.0	2.0	44.9		SU
				incl	64.0	65.0	1.0	84.6		SU
					119.0	152.0	33.0	2.15		SU
				incl	119.0	128.0	9.0	4.38		SU
				incl	120.0	122.0	2.0	5.45		SU
				and	126.0	127.0	1.0	11.70		SU
					155.0	165.0	10.0	0.79		SU
Total core loss =0.1m										

Table 2 - Sorowar, Simberi >0.5 g/t Mineralised Intercepts Reported Dec Qtr 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxid
SDH147	210320.3	44393.2	207.3	-65 / 45	0.0	150.6		0.93		ALS_
			loss 0.7m		10.0	33.0	23.0	1.46		O:
				incl	14.0	16.0	2.0	2.33		O:
					21.0	32.0	11.0	1.98		O:
				incl	27.0	29.0	2.0	3.47		O:
			loss 2.0m		46.0	57.0	11.0	4.92		O:
			loss 2.0m	incl	47.0	55.0	8.0	6.21		O:
				incl	48.0	49.0	1.0	6.8		O:
			loss 0.3m	and	53.0	54.0	1.0	24.4	27.2	O:
					61.0	67.0	6.0	1.79		O:
				incl	61.0	66.0	5.0	2.00		O:
					99.0	101.0	2.0	4.16		TF
				incl	99.0	100.0	1.0	6.31		TF
Total core loss =2.5m										
SDH148	210274.7	44259.9	213.3	-60 / 45	0.0	183.3		0.92		ALS_
			loss 2.0m		0.0	42.0	42.0	2.21		O:
				incl	6.0	8.0	2.0	3.10		O:
				and	17.0	25.0	8.0	7.36		O:
				incl	17.0	18.0	1.0	6.20		O:
				incl	23.0	25.0	2.0	16.6		O:
				and	34.0	38.0	4.0	1.61		O:
					81.0	93.0	12.0	2.56		OX, SI
				incl	81.0	83.0	2.0	3.39		OX,
				and	87.0	93.0	6.0	3.52		SI
				incl	91.0	92.0	1.0	5.61		SI
			loss 1.0m		97.0	104.0	7.0	1.07		SI
					125.0	129.0	4.0	2.34		SI
			loss 1.0m		164.0	173.0	9.0	1.45		SI
Total core loss = 8.0m										
SDH149	210254.0	44308.7	215.2	-60 / 45	0.0	212.8		0.51		ALS_
			loss 2.1m		111.0	131.0	20.0	4.42		OX,
			loss 2.1m	incl	111.0	126.0	15.0	5.68		OX,
			loss 2.1m	incl	114.0	123.0	9.0	8.62	18.0	OX,
				incl	115.0	116.0	1.0	6.27	20.3	O:
			loss 2.0m	and	119.0	123.0	4.0	13.9	25.0	O:
Total core loss = 2.2m										
SDH150	210160.4	44074.0	224.4	-60 / 45	0.0	224.3		0.22		ALS_
					48.0	52.0	4.0	1.36		TF
					177.0	186.0	9.0	1.00		SI
Total core loss =1.2m										
SDH151	209998.1	44416.2	194.7	-60 / 45	0.0	200.0		0.78		ALS_
					56.0	62.0	6.0	21.6		O:
				incl	58.0	59.0	1.0	91.8		O:
Total core loss =5.0m										
SDH152	210291.4	44206.4	212.2	-60 / 45	0.0	158.3		0.84		ALS_
					0.0	11.0	11.0	1.26		O:
				incl	0.0	5.0	5.0	1.39		O:
			loss 0.8m		48.7	75.0	26.3	1.21		TR,
			loss 0.5m	incl	51.0	61.5	10.5	1.90		SI
			loss 0.2m	incl	52.0	54.2	2.2	2.86		SI
					83.0	117.0	34.0	1.99		TR,

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

				incl	*94.0*	*97.0*	*3.0*	*1.75*		*TR,*
				and	*103.0*	*112.0*	*9.0*	*5.10*		*TR,*
				incl	*103.0*	*111.0*	*8.0*	*5.63*		*SU*
				incl	*103.0*	*106.0*	*3.0*	*12.7*	*9.4*	*SU*
				incl	*103.0*	*105.0*	*2.0*	*17.0*	*11.5*	*SU*
Total core loss =2.0m										
SDH153	210214.4	44059.2	223.2	-60 / 45	0.0	192.4		0.37		ALS_
					0.0	21.0	21.0	0.75		O:
					44.0	61.0	17.0	1.21		O:
					118.0	124.0	6.0	1.15		TR,
Total core loss = 0.7m										
SDH154	210251.7	44021.0	226.4	-60 / 45	0.0	216.4		0.15		EXL
					157.0	160.0	3.0	3.51		SU
Total core loss = 1.7m										
SDH155	210376.9	44154.3	217.0	-60 / 45	0.0	148.1		0.30		EXL
					0.0	10.0	10.0	1.09		O:
					16.0	28.0	12.0	0.92		O:
Total core loss =0.2m										
SDH156	210402.6	44319.3	227.8	-60 / 45	0.0	150.6		0.14		EXL
					0.0	7.0	7.0	1.23		O:
Total core loss =0.2m										
SDH157	210409.0	44258.1	227.5	-53.5 / 47	0.0	150.6		0.50		EXL
					0.0	7.0	7.0	2.15		O:
				incl	*0.0*	*1.0*	*1.0*	*5.20*		*O:*
					88.0	96.0	8.0	5.73		O:
				incl	*90.0*	*95.0*	*5.0*	*7.73*		*O:*
				incl	*93.0*	*94.0*	*1.0*	*27.1*		*O:*
Total core loss =0.1m										
SDH158	210090.7	44357.5	208.9	-60 / 45	0.0	122.5		0.95		EXL
					0.0	8.0	8.0	3.48		O:
				incl	*4.0*	*5.0*	*1.0*	*17.6*		*O:*
					24.0	34.0	10.0	3.96		O:
				incl	25.0	28.0	3.0	7.30		O:
				incl	*26.0*	*28.0*	*2.0*	*8.93*		*O:*
				and	*30.0*	*31.0*	*1.0*	*5.16*		*O:*
					84.0	99.0	15.0	2.52		O:
				incl	*92.0*	*98.0*	*6.0*	*3.66*		*O:*
				incl	*95.0*	*97.0*	*2.0*	*5.69*		*O:*
Total core loss =0.1m										
SDH159	210157.4	44140.8	222.7	-60 / 49	0.0	217.8		0.16		EXL
			loss 0.2m		83.0	88.0	5.0	2.82		OX,
				incl	*84.0*	*85.0*	*1.0*	*6.14*		*O:*
Total core loss =4.3m										
SDH160	209927.9	44144.4	190.2	-60 / 45	0.0	158.3		0.09		EXL
			loss 0.2m		26.0	32.0	6.0	0.9		SU
Total core loss =1.1m										

Table 3 Samat - Simberi Deposit >0.5 g/t Mineralised Intercepts Reported Dec Qtr 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Avg Est Recovery	Oxid
SDH140	207300.0	44752.8	40.2	-60 / 315	0.0	161.1		0.26		EXL
			loss 0.65m		79.0	87.0	8.0	1.38		S
			loss 0.1m	*incl*	*82.0*	*84.0*	*2.0*	*2.77*		*S*
					109.0	120.0	11.0	0.85		S
					124.0	133.0	9.0	1.11		S
Total core loss = 1.15 m										
RC1822DD	207497.8	44440.3	109.8	-60 / 180	0.0	160.1		0.19		EXL
			loss 2.2m		123.0	130.0	7.0	0.89		S
					135.0	143.0	8.0	1.52		S
Total core loss = 2.1 m										

Table 4 SE Sorowar Simberi Deposit >0.5 g/t Mineralised Intercepts Reported Dec Qtr 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxida
SDH141	209532.9	44582.9	171.1	-60 / 45	0.0	180.6		0.36		EXL.
					19.0	41.0	22.0	0.78		OX
					79.0	85.0	6.0	0.93		OX
					171.0	180.6	9.6	1.18		SL
Total core loss = 3.8 m										
SDH143	209563.8	44563.4	177.6	-55 / 45	0.0	162.0		0.73		EXL.
					28.0	66.0	38.0	1.15		OX
			loss 0.1m		80.0	93.0	13.0	1.76		OX
				incl	*82.0*	*84.0*	*2.0*	*2.65*		*OX*
				and	*88.0*	*90.0*	*2.0*	*3.09*		*OX*
					115.0	119.0	4.0	1.38		SL
					128.0	130.0	2.0	4.21		SL
				incl	*129.0*	*130.0*	*1.0*	*6.25*		*SL*
Total core loss = 1.8 m										
SDH144	209692.3	44538.1	204.2	-55 / 90	0.0	185.1		0.96		EXL.
					128.0	137.0	9.0	14.9		SL
				incl	*129.0*	*130.0*	*1.0*	*5.62*		*SL*
				and	*133.0*	*137.0*	*4.0*	*30.5*		*SL*
				incl	*134.0*	*135.0*	*1.0*	*83.2*		*SL*
				and	*136.0*	*137.0*	*1.0*	*30.1*		*SL*
Total core loss = 0.6 m										
SDH145	209694.6	44538.5	204.2	-55 / 45	0.0	250.0		0.17		EXL.
					79.0	83.0	4.0	3.20		TF
				incl	*80.0*	*82.0*	*2.0*	*5.36*		*TF*
Total core loss =2.9m										
SDH146	209697.5	44537.3	204.1	-55 / 315	0.0	153.3		0.53		EXL.
					110.0	117.0	7.0	3.02		SL
				incl	*111.0*	*114.0*	*3.0*	*4.04*		*SL*
					124.0	137.0	13.0	2.35		SL
				incl	*129.0*	*131.0*	*2.0*	*4.05*		*SL*
				and	*135.0*	*137.0*	*2.0*	*6.97*		*SL*
Total core loss = 1.4m										

Table 5 Pigibo - Simberi Deposit >0.5 g/t Mineralised Intercepts Reported Dec Qtr 2010 –

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxida
RC1833	208795.3	43700.2	226.1	-60 / 180	0.0	60.0		1.82		EXL.
					0.0	3.0	3.0	4.97		OX.
				incl	*0.0*	*2.0*	*2.0*	*6.97*		*OX*
				incl	*0.0*	*1.0*	*1.0*	*10.8*		*OX*
					21.0	53.0	32.0	2.69		OX
				incl	*21.0*	*27.0*	*6.0*	*1.90*		*OX*
				incl	*26.0*	*29.0*	*3.0*	*3.10*		*OX*
				incl	*26.0*	*27.0*	*1.0*	*6.34*		*OX*
				and	*33.0*	*53.0*	*20.0*	*3.36*		*OX*
				incl	*37.0*	*46.0*	*9.0*	*5.43*		*OX*
				incl	*39.0*	*40.0*	*1.0*	*6.86*		*OX*
				and	*42.0*	*46.0*	*4.0*	*7.18*		*OX*
				and	*17.0*	*32.0*	*15.0*	*2.82*		*OX*
				incl	*20.0*	*26.0*	*6.0*	*4.53*		*OX*
				incl	*23.0*	*25.0*	*2.0*	*6.95*		*OX*
RC1834	208811.0	43653.2	227.4	-60 / 180	0.0	60.0		0.38		EXL.
					0.0	11.0	11.0	1.33		OX
				incl	*3.0*	*7.0*	*4.0*	*1.72*		*OX*
RC1835	208844.7	43600.4	232.0	-60 / 180	0.0	60.0		0.26		EXL.
					19.0	21.0	2.0	3.07		OX
				incl	*20.0*	*21.0*	*1.0*	*5.65*		*OX*
RC1836	209046.4	43402.0	224.9	-60 / 180	0.0	60.0		0.10		EXL.
					0.0	60.0	No significant intercepts			
RC1837	209094.6	43400.7	203.7	-60 / 180	0.0	80.0		0.02		EXL.
					0.0	80.0	No significant intercepts			
RC1838	209110.2	43447.9	203.3	-60 / 180	0.0	60.0		0.06		EXL.
					0.0	60.0	No significant intercepts			
RC1839	209110.2	43447.9	203.3	-60 / 180	0.0	80.0		0.09		EXL.
					3.0	8.0	5.0	1.03		OX.
RC1840	209157.0	43501.1	193.3	-60 / 180	0.0	80.0		0.21		EXL.
					15.0	24.0	9.0	1.09		SU
RC1841	209158.3	43548.9	200.7	-60 / 180	0.0	80.0		0.11		EXL.
					22.0	26.0	4.0	1.02		SU
RC1842	209152.1	43603.1	200.2	-60 / 180	0.0	80.0		0.38		EXL.
					23.0	36.0	13.0	0.96		SU
RC1843	209097.7	43653.0	219.5	-60 / 180	0.0	80.0		0.23		EXL.
					0.0	80.0	No significant intercepts			

RC1844	209098.4	43600.7	223.0	-60 / 180	0.0	80.0		0.23		EXL.
					0.0	80.0	No significant intercepts			
RC1845	209185.0	43574.2	195.3	-60 / 180	0.0	80.0		0.24		EXL.
					0.0	80.0	No significant intercepts			
RC1846	209195.5	43621.0	188.9	-60 / 180	0.0	80.0		0.21		EXL.
					0.0	80.0	No significant intercepts			
RC1847	209227.0	43676.4	185.4	-60 / 180	0.0	60.0		0.28		EXL.
					0.0	60.0	No significant intercepts			
RC1848	209253.9	43711.1	186.0	-60 / 180	0.0	60.0		0.24		EXL.
					0.0	60.0	No significant intercepts			
RC1849	209288.4	43740.4	187.4	-60 / 180	0.0	60.0		0.22		EXL.
					0.0	60.0	No significant intercepts			
RC1850	209296.0	43774.3	186.4	-60 / 180	0.0	60.0		0.25		EXL.
					0.0	60.0	No significant intercepts			
RC1851	209247.5	43881.4	174.2	-60 / 180	0.0	60.0		0.20		EXL.
					5.0	15.0	10.0	0.69		O)
RC1852	209319.6	43961.8	151.9	-60 / 180	0.0	60.0		0.05		EXL.
					0.0	60.0	No significant intercepts			
RC1853	209324.7	43961.3	151.8	-60 / 270	0.0	60.0		0.03		EXL.
					0.0	60.0	No significant intercepts			
RC1854	209370.0	44004.7	148.0	-60 / 180	0.0	46.0		0.22		EXL.
					0.0	5.0	5.0	1.22		O)
RC1856	209377.4	44006.3	147.8	-60 / 360	0.0	60.0		0.26		EXL.
					0.0	3.0	3.0	1.91		O)
RC1857	209376.4	44004.3	147.7	-60 / 180	0.0	60.0		0.23		EXL.
					0.0	6.0	6.0	1.57		O)

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

Table 6 Namachamata, Gold Ridge >0.5 g/t Mineralised Intercepts Reported Dec Qtr 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxida
GRC0021	40650.3	23574.9	450.6	-60 / 270	0.0	60.0		2.30		
					13.0	27.0	14.0	2.88		OX, SI
				incl	*14.0*	*22.0*	*8.0*	*3.79*		OX, SI
				incl	*16.0*	*17.0*	*1.0*	*7.01*		TI
				and	*20.0*	*22.0*	*2.0*	*6.62*		OX,
				and	*25.0*	*27.0*	*2.0*	*2.00*		OX,
					43.0	52.0	9.0	10.0		OX, SI
				incl	*45.0*	*46.0*	*1.0*	*6.02*		O:
				and	*48.0*	*50.0*	*2.0*	*40.3*		O:
				incl	*48.0*	*49.0*	*1.0*	*77.6*		O:
GRC0022	40559.2	23615.1	450.1	-60 / 270	0.0	60.0		0.25		
					0.0	2.0	2.0	0.93		
					26.0	32.0	6.0	1.04		OX,
GRC0023	40703.5	23514.8	464.1	-60 / 270	0.0	40.0		0.02		
					No significant results					
GRC0024	40703.6	23553.3	455.1	-60 / 270	0.0	40.0		0.37		
					16.0	22.0	6.0	0.96		TR,
				incl	*17.0*	*19.0*	*2.0*	*1.43*		TI
					32.0	34.0	2.0	2.58		SI
GRC0025	40706.0	23569.1	453.0	-60 / 270	0.0	60.0		0.38		
					9.0	24.0	15.0	1.05		OX, SI
				incl	*10.0*	*13.0*	*3.0*	*1.10*		O:
				and	*22.0*	*24.0*	*2.0*	*2.09*		TI
					25.0	28.0	3.0	0.52		TI
GRC0026	40550.3	23647.4	430.0	-60 / 270	0.0	40.0		0.18		ALS_
					0.0	3.0	3.0	0.66		O:
GRC0027	40749.9	23521.4	466.0	-60 / 270	0.0	40.0		0.03		ALS_
					0.0	40.0	No significant intercepts			
GRC0028	40750.6	23549.1	455.9	-60 / 270	0.0	50.0		0.01		ALS_
					0.0	50.0	No significant intercepts			
GRC0029	40748.8	23575.3	445.2	-60 / 270	0.0	60.0		0.03		ALS_
					0.0	60.0	No significant intercepts			
GRC0030	40702.1	23592.1	438.4	-60 / 270	0.0	70.0		0.72		ALS_
					3.0	10.0	7.0	3.68		O:
					3.0	4.0	1.0	9.60	10.2	O:
					6.0	8.0	2.0	4.38		O:
					27.0	30.0	3.0	0.77		SI
GRC0031	40704.2	23609.8	434.1	-60 / 270	0.0	58.0		1.27		ALS_
					0.0	19.0	19.0	2.24		OX,
				incl	*7.0*	*9.0*	*2.0*	*5.20*		*SI*

					and	14.0	19.0	5.0	4.78		SI
					incl	16.0	19.0	3.0	6.92		SI
					incl	18.0	19.0	1.0	13.05		SI
						26.0	34.0	8.0	2.05		SI
					incl	27.0	29.0	2.0	4.12		SI
					and	32.0	33.0	1.0	5.73		SI
						42.0	58.0	16.0	0.73		SI
GRC0032	40750.4	23600.3	435.3	-60 / 270		0.0	70.0		2.19		ALS_
						0.0	30.0	30.0	4.12		OX.
					incl	0.0	3.0	3.0	4.12		O.
					incl	0.0	1.0	1.0	8.31		O.
					and	11.0	30.0	19.0	5.55		SI
					incl	12.0	13.0	1.0	6.03		SI
					and	17.0	22.0	5.0	8.34		SI
					incl	20.0	21.0	1.0	17.40	22.9	SI
					and	23.0	27.0	4.0	7.50		SI
					incl	23.0	26.0	3.0	10.26		SI
					incl	24.0	26.0	2.0	12.75	9.1	SI
					and	28.0	30.0	2.0	7.34		SI
						42.0	44.0	2.0	1.22		SI
						51.0	56.0	5.0	4.52		SI
					incl	53.0	56.0	3.0	7.17		SI
					incl	54.0	56.0	2.0	10.24		SI
					incl	54.0	55.0	1.0	14.85		SI
GRC0033	40756.6	23648.8	420.2	-60 / 270		0.0	70.0		2.79		ALS_
						0.0	25.0	25.0	6.97		OX.
					incl	3.0	25.0	22.0	7.53		SI
					incl	3.0	6.0	3.0	5.24		SI
					and	8.0	10.0	2.0	7.04		SI
					and	12.0	16.0	4.0	3.72		SI
					incl	12.0	13.0	1.0	6.88	9.4	SI
					and	18.0	20.0	2.0	52.74	12.2	SI
					incl	19.0	20.0	1.0	96.20	13.1	SI
						28.0	37.0	9.0	2.20		SI
					incl	31.0	37.0	6.0	2.99		SI
					incl	34.0	36.0	2.0	5.82		SI
						49.0	51.0	2.0	0.68		SI
GRC0034	40752.8	23668.6	414.4	-60 / 270		0.0	70.0		0.01		ALS_
						0.0	70.0	No significant intercepts			
GRC0035	40753.9	23625.8	425.3	-60 / 270		0.0	30.0		0.06		ALS_
						0.0	30.0	No significant intercepts			
GRC0036	40700.3	23644.7	418.0	-60 / 270		0.0	75.0		0.29		ALS_
						50.0	52.0	2.0	1.41		SI
						73.0	75.0	2.0	2.30		SI
GRC0037	40795.0	23659.6	420.8	-60 / 270		0.0	50.0		0.14		ALS_
						0.0	50.0	No significant intercepts			
GRC0038	40700.0	23630.0	417.9	-60 / 270		0.0	50.0		0.55		ALS_
						10.0	50.0	40.0	1.54		SI
						31.0	39.0	8.0	1.48		SI
					incl	31.0	34.0	3.0	2.80		SI

					43.0	47.0	4.0	0.69		SI
GRC0039	40700.0	23670.0	409.1	-60 / 270	0.0	50.0		0.03		ALS_
					0.0	50.0	No significant intercepts			
GRC0040	40800.0	23630.0	428.0	-60 / 270	0.0	70.0		0.22		ALS_
					57.0	63.0	6.0	1.25		SI
				incl	*57.0*	*60.0*	*3.0*	*1.93*		*SI*
GRC0041	40700.0	23660.0	413.9	-60 / 270	0.0	70.0		0.02		ALS_
					0.0	70.0	No significant intercepts			
GRC0042	40750.0	23690.0	409.6	-60 / 270	0.0	60.0		0.01		ALS_
					0.0	60.0	No significant intercepts			
GRC0043	40800.0	23690.0	410.8	-60 / 270	0.0	60.0		0.06		ALS_
					0.0	60.0	No significant intercepts			
GRC0044	40800.0	23610.0	437.7	-60 / 270	0.0	40.0		0.04		ALS_
					0.0	40.0	No significant intercepts			
GRC0045	40800.0	23530.0	471.0	-60 / 270	0.0	40.0		0.01		ALS_
					0.0	40.0	No significant intercepts			
GRC0046	40802.0	23570.0	448.9	-60 / 270	0.0	50.0		0.03		ALS_
					0.0	50.0	No significant intercepts			
GRC0047	40825.0	23604.0	448.0	-60 / 270	0.0	70.0		0.02		ALS_
					0.0	70.0	No significant intercepts			
GRC0048	40838.0	23571.0	462.5	-60 / 270	0.0	60.0		0.01		ALS_
					0.0	60.0	No significant intercepts			
GRC0049	40804.0	23530.0	467.0	-60 / 270	0.0	60.0		0.06		ALS_
					0.0	60.0	No significant intercepts			
GRC0050	40805.0	23605.0	439.7	-60 / 270	0.0	40.0		0.04		ALS_
					0.0	40.0	No significant intercepts			
GRC0051	40775.0	23560.0	444.6	-60 / 270	0.0	40.0		0.01		ALS_
					0.0	40.0	No significant intercepts			
GRC0052	40775.0	23620.0	428.4	-60 / 270	0.0	40.0		2.06		ALS_
					2.0	16.0	14.0	4.88		
					7.0	16.0	9.0	7.10		
				incl	*7.0*	*8.0*	*1.0*	*44.60*		
				and	*11.0*	*14.0*	*3.0*	*4.32*		
				incl	*11.0*	*12.0*	*1.0*	*7.41*		
					34.0	40.0	6.0	0.84		
				incl	*35.0*	*37.0*	*2.0*	*1.21*		
GRC0053	40775.0	23600.0	433.4	-60 / 270	0.0	40.0		1.08		ALS_
					0.0	2.0	2.0	5.56		
					1.0	2.0	1.0	7.29		

						20.0	25.0	5.0	6.12	
					incl	20.0	21.0	1.0	11.10	
					and	22.0	24.0	2.0	8.42	
GRC0054	40775.0	23640.0	423.4	-60 / 270		0.0	40.0		2.51	ALS_
						3.0	39.0	36.0	2.77	
					incl	6.0	24.0	18.0	2.47	
					incl	14.0	15.0	1.0	7.53	
					incl	14.0	22.0	8.0	3.65	
					and	19.0	20.0	1.0	5.10	
					and	30.0	39.0	9.0	5.58	
					incl	31.0	34.0	3.0	13.75	
					incl	32.0	34.0	2.0	18.83	
GRC0055	40728.0	23600.0	436.9	-60 / 270		0.0	50.0		1.54	GEN_
						1.0	5.0	4.0	1.67	
					incl	1.0	4.0	3.0	1.91	
						10.0	12.0	2.0	1.81	
						15.0	18.0	3.0	11.00	
					incl	16.0	17.0	1.0	30.00	
						22.0	24.0	2.0	7.37	
					incl	23.0	24.0	1.0	13.40	
						27.0	30.0	3.0	1.07	
						33.0	35.0	2.0	1.27	
						43.0	45.0	2.0	2.69	
						47.0	64.0	17.0	0.59	
GRC0056	40724.0	23620.0	431.8	-60 / 270		0.0	50.0		1.28	GEN_
						0.0	9.0	9.0	2.34	
					incl	0.0	8.0	8.0	2.54	
					incl	6.0	7.0	1.0	7.62	
						12.0	14.0	2.0	1.92	
						17.0	20.0	3.0	1.77	
						26.0	36.0	10.0	1.82	
					incl	26.0	35.0	9.0	1.95	
						38.0	43.0	5.0	1.79	
					incl	41.0	43.0	2.0	4.15	
					incl	42.0	43.0	1.0	7.11	
GRC0057	40723.0	23641.0	425.4	-60 / 270		0.0	50.0		0.86	GEN_
						0.0	3.0	3.0	0.77	
						12.0	16.0	4.0	2.33	
					incl	13.0	14.0	1.0	6.14	
						30.0	33.0	3.0	1.18	
					incl	30.0	32.0	2.0	1.31	
						37.0	41.0	4.0	4.48	
					incl	40.0	41.0	1.0	11.10	
GRC0058	40721.0	23659.0	421.8	-60 / 270		0.0	50.0		0.22	GEN_
						0.0	4.0	4.0	0.57	
						27.0	33.0	6.0	1.10	
					incl	31.0	33.0	2.0	2.22	
GRC0059	40725.0	23580.0	445.9	-60 / 270		0.0	50.0		0.91	GEN_
						12	26.0	14.0	3.03	
					incl	16	26.0	10.0	3.45	

					incl	*19*	*20.0*	*1.0*	*5.37*		
					and	*24*	*26.0*	*2.0*	*6.01*		
GRC0060	40675.0	23623.0	426.7	-60 / 270		0.0	50.0		0.67		GEN_
						11.0	15.0	4.0	1.00		
					incl	*13.0*	*15.0*	*2.0*	*1.39*		
						23.0	27.0	4.0	1.98		
					incl	*25.0*	*27.0*	*2.0*	*3.53*		
					incl	*25.0*	*26.0*	*1.0*	*5.07*		
						47.0	49.0	2.0	0.75		
GRC0061	40672.0	23635.0	425.7	-60 / 270		0.0	50.0		0.96		GEN_
						6.0	18.0	12.0	3.08		
					incl	*7.0*	*11.0*	*4.0*	*7.26*		
					incl	*9.0*	*10.0*	*1.0*	*23.7*		
					and	*14.0*	*18.0*	*4.0*	*1.36*		
						45.0	48.0	3.0	1.26		
					incl	*46.0*	*48.0*	*2.0*	*1.48*		
GRC0062	40675.0	23660.0	421.5	-60 / 270		0.0	50.0		1.90		GEN_
						41.0	50.0	9.0	10.1		
					incl	*41.0*	*49.0*	*8.0*	*11.3*		
					incl	*47.0*	*48.0*	*1.0*	*80.4*		

AUSTRALIA
Mr Simon Jemison
Investor & Media
Tel: +61 7 3252 5911

CANADA
Ms Rebecca Greco
Investor Relations
Tel: +1 416 839 8610

LONDON (MEDIA)
Mr David Simonson
C/. MerlinPR
Tel: + 44 (0)20 7726 8400

LONDON (NOMAD)
Mr Roland Cornish
C/. Beaumont Cornish Limited
Tel: +44 (0) 20 7628 3396

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears. Mr. Davies is also a Qualified Person as defined by Canadian National Instrument 43-101.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC)

AUSTRALIA	CANADA	LONDON (MEDIA)	LONDON (NOMAD)
Mr Simon Jemison	Ms Rebecca Greco	Mr David Simonson	Mr Roland Cornish
Investor & Media	Investor Relations	C/. MerlinPR	C/. Beaumont Cornish Limited
Tel: +61 7 3252 5911	Tel: +1 416 839 8610	Tel: + 44 (0)20 7726 8400	Tel: +44 (0) 20 7628 3396